October 7, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                             Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed on May 21, 2015

File No. 000-23354

Ladies and Gentlemen:

Flextronics International Ltd., a Singapore company (the “Company”), is providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2015 (the “10-K”) in the letter dated September 24, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Christopher Collier, Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in bold italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for Fiscal Year Ended March 31, 2015

General

1.                                      We note that your website lists manufacturing facilities for Europe, the Middle East and Africa.  Syria, located in the Middle East and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure about those countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, resellers, or other direct or indirect arrangements.  For instance we note that most of the large customers you list on page 13 have past or present contacts with Syria and/or Sudan, according to their SEC filings, websites and/or independent news reports. You provide design, manufacturing and/or market services for these customers.  Please clarify whether these customers use products that you have manufactured or sell products incorporating your products, components or technology in their sales to Syria and Sudan.  You should describe any products, components, technology or services you have provided to these countries, directly or

Flextronics International Ltd. (Co. Reg. No. 199002645H)  |  2 Changi South Lane, Singapore 486123  |  Main: +65 6876 9899

indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Company Response:

The Company respectfully advises the Staff that it has no known past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, customers, resellers or other direct or indirect arrangements. To its knowledge, the Company also has not directly or indirectly provided any products, components, technology or services to Syria or Sudan and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by such governments. The Company conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as State Sponsors of Terrorism. The Company also has a general policy that prohibits engaging in business with such sanctioned countries.

The Company’s standard customer terms and conditions provide that our customers are required to comply with all applicable U.S. sanctions and export control laws and regulations. While we often do not know the ultimate destination of finished products that we manufacture for our customers or that include our products, components or technology, we do not have any knowledge that any of our customers have sold any such products, components or technology to Syria or Sudan.

2.                                      Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response:

As set forth in the response above, the Company has no known direct or indirect, past, current or anticipated contacts with Syria or Sudan.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 42

3.                                      We note your disclosure on page 47 that you recorded a $55.0 million release to your deferred tax asset valuation allowance. To the extent that this release materially impacted your results of operations, please tell us what consideration was given to disclosing the specific circumstances that lead to such release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future.

Company Response:

The Company respectfully advises the Staff that an assessment is performed in each reporting period in accordance with Accounting Standards Codification (ASC) 740-10-30 to determine whether an adjustment to any existing valuation allowance position is warranted on the basis of all available positive and negative evidence.  During the year ended March 31, 2015, the Company concluded that sufficient positive evidence existed due to recent profitability and anticipated taxable income in the carryforward period sufficient to utilize the deferred tax assets of multiple legal entities in various tax jurisdictions which was the primary reason for the release of the previously recorded valuation allowances.

As noted by the Staff, the Company disclosed the release of $55M from its deferred tax asset valuation allowance noting it was primarily related to the Company’s operations in Brazil, Mexico, Mauritius and China.  The following table summarizes the amounts per jurisdiction and the primary positive evidence occurring during the reporting period which resulted in the Company’s conclusion to release the valuation allowances (in millions):

Jurisdiction	Amount	Primary Positive Factors
Brazil	$28.0	Consistent pattern of earnings in recent years and forecasted earnings following a number of years of losses.

Mexico	9.7	Change in local tax laws resulting in increased profitability for a previously consolidated subsidiary.

Mauritius	8.1	Consistent pattern of earnings in recent years and forecasted earnings following a number of years of losses.

China	4.9	Consistent pattern of earnings in recent years and forecasted earnings following a number of years of losses.

Various Others	4.3	Consistent pattern of earnings in recent years and forecasted earnings following a number of years of losses.
TOTAL:	$55.0

The Company considered whether specific disclosure was necessary related to the release of the valuation allowance for the respective jurisdictions.  Other than the tax law

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changes in Mexico, which did not individually have a material impact on the results of operations, the valuation allowance releases were due to increased profitability occurring in the ordinary course of business.  Additionally, with the exception of the release of the valuation allowance in Brazil, the releases in the other respective jurisdictions were concluded to individually not be material.  Therefore, the Company believed that the disclosure provided on pages 42 and 43 of its Annual Report on Form 10-K related to the quantitative and qualitative factors which could result in increases or decreases to the Company’s valuation allowance sufficiently contemplated the underlying factors for the current period change and the circumstances which could reasonably cause the Company to adjust its valuation allowance in the future.

The Company will continue to evaluate actual changes in the valuation allowance in future periods and, to the extent material, provide disclosure on the specific circumstances that lead to the changes in future filings.  Additionally, the Company will amend the disclosure as related to the change in the valuation allowance recorded in fiscal 2015 in future filings as follows (underline represents added text):

We provide a valuation allowance against deferred tax assets that in our estimation are not more likely than not to be realized. During fiscal year 2015, we eliminated valuation allowances totaling $55.0 million primarily related to our operations in Brazil of $28.0 million and to a lesser extent, individually immaterial allowances in Mexico, Mauritius and China as these amounts were deemed to be more likely than not to be realized.  The valuation allowance release in Brazil was primarily related to net operating loss carryforwards with an indefinite carryforward period which were concluded to be realizable due to increased profitability of the related Brazilian subsidiary during the past three fiscal years following a period of historical losses primarily due to new manufacturing programs for our largest customer which are expected to continue for the foreseeable future.  The valuation allowance releases in Mexico, Mauritius, and China were primarily related to establishing a consistent pattern of taxable income during recent periods, forecasted future taxable income, and with respect to Mexico, changes in tax laws resulting in increased profitability for one of our Mexico subsidiaries.

Results of Operations

Gross Profit, page 45

4.                                      You state that gross margins improved in fiscal 2015 as a result of increased revenues from your IEI and HRS segments as these segments yield higher margins than your CTG and INS businesses. Please provide us with the gross margins by segment for each period presented. Tell us your consideration to include this information in results of operations along with a discussion of the factors that contributed to significant changes in your individual segment margins. We refer you to Item 303(a)(3) of Regulation S-K.

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Company Response:

As requested by the Staff, the Company has provided the segment gross profit and segment gross margin by reporting segment in the table below (which exclude stock based compensation and restructuring charges which are not allocated by the Company at the segment level).

	Fiscal Year Ended March 31,
	2015		2014		2013
	(In thousands)
Segment Gross Profit and Margin:
Integrated Network Solutions	$498,531	5.4%	$505,185	5.2%	$466,542	4.7%
Consumer Technology Group	450,486	5.0%	367,632	3.9%	377,855	5.4%
Industrial & Emerging Industries	249,003	5.6%	267,224	7.1%	224,616	6.0%
High Reliability Solutions	354,823	10.0%	365,367	11.2%	318,233	11.2%
Total Segment Gross Margin	1,552,843	5.9%	1,505,409	5.8%	1,387,245	5.9%
Reconciling items:
Stock-based Compensation	(7,503)		(6,540)		(5,163)
Restructuring	—		(58,648)		(215,834)
Gross margin	$1,545,340		$1,440,221		$1,166,248

The percentage of each segment’s revenue as a portion of the Company’s total net sales for each year was as follows:

	Fiscal Year Ended March 31,
	2015		2014		2013
	(In thousands)
Net sales:
Integrated Network Solutions	$9,191,211	35.2%	$9,688,023	37.1%	$9,935,302	42.2%
Consumer Technology Group	8,940,043	34.2%	9,357,635	35.8%	7,036,903	29.9%
Industrial & Emerging Industries	4,459,351	17.1%	3,787,838	14.5%	3,762,508	16.0%
High Reliability Solutions	3,557,311	13.6%	3,275,111	12.5%	2,834,762	12.0%
	$26,147,916		$26,108,607		$23,569,475

As illustrated above, segment gross margins of the Company’s IEI and HRS segments are higher than the INS and CTG segments, and the blend in segment revenues shifted in favor to the IEI and HRS businesses in fiscal year 2015.

While such segment gross margin information is available, the Company respectfully advises the Staff that as disclosed in Note 19 to the consolidated financial statements, the Company’s Chief Operating Decision Maker evaluates each operating segment’s performance based on its pre-tax operating contribution, or segment income as defined in Note 19 and not based on segment gross margin.  Therefore, segment gross margin is not a measure that is publicly disclosed to the Company’s investors, analysts, or other parties as the Company believes the most appropriate metric on which to assess segment performance is segment operating income and segment operating margin.

The Company acknowledges the requirements of Item 303(a)(3) of Regulation S-K and respectfully proposes that in addition to the tabular disclosure of segment revenues and discussion of material period over period fluctuations included under net sales currently

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provided, the Company will add a tabular disclosure of each segment’s income as disclosed in Note 19 together with a description of material changes in segment income in future filings.  The Company believes such disclosure would effectively address the material changes in consolidated gross profit by illustrating the change in segment revenue mix and income together with other variables that would impact consolidated gross profit and margins.

Revised Disclosure

A pro-forma example of what the Company’s 2015 10-K disclosure would have looked like and modifications which will be made in future filings is as follows (strikethrough represents deleted text and underline represents added text):

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. The flexible design of our manufacturing processes allows us to build a broad range of products in our facilities and better utilize our manufacturing capacity. In the cases of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin for these programs often improves over time as manufacturing volumes increase, as our utilization rates and overhead absorption improve, and as we increase the level of manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2015 increased $105.1 million to $1.5 billion from $1.4 billion during fiscal year 2014. Gross margin increased to 5.9% of net sales in fiscal year 2015 as compared with 5.5% of net sales in fiscal year 2014. Gross margins improved 40 basis points in fiscal year 2015 compared to that of fiscal year 2014 due to restructuring charges in fiscal year 2014 in the amount of $58.6 million, or 20 basis points included in cost of sales. There were no restructuring charges in fiscal year 2015. Additionally, refer to our discussion of changes in Segment Income below for the primary factors impacting segment operating margins which also impacted our consolidated gross margin.  ~~Further, gross margin in fiscal year 2015 improved as a result of increased revenue from our IEI and HRS businesses as a percentage of our total revenues overall, which yield higher margins than our CTG and INS businesses and better than expected execution on certain products, some of which were reaching end of life.~~

Gross profit during fiscal year 2014 increased $274.0 million to $1.4 billion from $1.2 billion during fiscal year 2013. Gross margin increased to 5.5% of net sales in fiscal year 2014 as compared with 4.9% of net sales in fiscal year 2013. Gross margins improved 60 basis points in fiscal year 2014 compared to that of fiscal year 2013 primarily due to restructuring charges of $58.6 million, or 20 basis points in fiscal year 2014 as compared to $215.8 million, or 90 basis points, in fiscal year 2013 included in cost of sales.

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Segment Income

An operating segment’s performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, restructuring charges, other charges (income), net and interest and other, net.  A portion of amortization and depreciation is allocated to the respective segment together with other general corporate research and development and administrative expenses.

The following table sets forth segment income and margins.  Historical information has been recast to reflect realignment of customers and/or products between business groups:

	Fiscal Year Ended March 31,
	2015		2014		2013
	(In thousands)
Segment income and margins:
Integrated Network Solutions	$257,323	2.8%	$259,329	2.7%	$270,270	2.7%
Consumer Technology Group	218,251	2.4%	125,171	1.3%	41,339	0.6%
Industrial & Emerging Industries	131,956	3.0%	127,085	3.4%	157,881	4.2%
High Reliability Solutions	227,595	6.4%	221,402	6.8%	168,166	5.9%
Corporate and Other	(83,988)		(68,475)		(26,280)
Total segment income	751,137	2.9%	664,512	2.5%	611,376	2.6%
Reconciling items:
Intangible amortization	32,035		28,892		29,529
Stock-based compensation	50,270		40,439		34,529
Restructuring charges	—		75,311		227,434
Other charges (income), net	(53,233)		57,512		(65,190)
Interest and other, net	51,410		61,904		56,259
Income from continuing operations before income taxes	$670,655		$400,454		$328,815

Segment income and margin for our largest segment, INS, remained relatively flat over the three years presented, despite revenue declines resulting from weakness in the overall macro environment in the related industry groups.

During fiscal year 2015, margins for our CTG segment increased 110 basis points from fiscal year 2014 as we experienced increased operational efficiencies resulting from better execution in programs for our largest customer, coupled with a portfolio shift within the CTG product mix focusing on higher margin consumer electronic products including wearables.  Margins on our IEI segment decreased 40 basis points primarily from underperformance of certain customer programs in appliances, as well as costs incurred for new program ramps for customers in the energy market.  Margins on our HRS segment also decreased 40 basis points primarily driven by product mix change, as well as costs incurred for new program ramps.

During fiscal year 2014, margins for our CTG segment improved 70 basis points primarily due to disengagement of underperforming customer programs.  Margins on our IEI segment decreased 80 basis points primarily from costs incurred for new program ramps in the appliance market.  Margins on our HRS segment improved 90 basis points primarily due to our acquisition of Saturn and related programs completed in the automotive market.

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Income Taxes, page 47

5.                                      We note your discussion here of the various factors that impact your effective tax rate. We further note from your rate reconciliation table on page 94 that individual factors impacted your effective tax rate differently for each period presented. Tell us your consideration to provide additional disclosures regarding the impact of the individual reconciling items on your effective tax rate, particularly when such impact changes significantly from period to period. To the extent that the individual line items in your rate reconciliation are comprised of various components that individually had a material impact on the effective tax rate, please tell us your consideration to describe further such components. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Company Response:

The Company acknowledges that while the Company’s effective tax rate has not varied materially during the periods presented (from 8.0% to 10.4%), the various individual factors impacting the rate have varied each period as disclosed in the Company’s rate reconciliation disclosure in Note 13 to the consolidated financial statements.  The Company considered the need for expanded discussion of specific items impacting the Company’s effective tax rate during the periods presented and concluded that the following disclosure included on page 47 of the Company’s 2015 Annual Report on Form 10-K appropriately captured the significant items impacting the effective tax rate for each period:

“…The effective rate varies from the Singapore statutory rate of 17.0% as a result of recognition of earnings in different jurisdictions, operating loss carry forwards, income tax credits, previously established valuation allowances for deferred tax assets, liabilities for uncertain tax positions, as well as because of the effect of certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, and Singapore.”

However, the Company further acknowledges that expanded discussion of the factors most significantly impacting the effective tax rate during the periods presented would more fully address the requirements of Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350 and will therefore provide expanded disclosure of those items materially impacting the effective tax rate in future filings.

A pro-forma example of what the Company’s 2015 10-K disclosure would have looked like and modifications which will be made in future filings is as follows (strikethrough represents deleted text and underline represents added text):

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rates were 10.4%, 8.7% and 8.0% for the fiscal years 2015, 2014 and 2013, respectively. The effective rate varies from the Singapore statutory rate of 17.0% in each year as a result of the following items:

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	For the year ended March 31,
	2015	2014	2013

Income taxes based on domestic statutory rates	17.0%	17.0%	17.0%
Effect of tax rate differential in foreign jurisdictions	-12.1%	-17.1%	-36.7%
Intangible amortization	0.8%	1.2%	1.5%
Change in liability for uncertain tax positions	4.4%	-0.5%	4.6%
Change in valuation allowance	0.4%	6.7%	20.9%
Other	-0.1%	1.5%	0.7%

Provision for income taxes	10.4%	8.7%	8.0%

The variation in our effective tax rate each year is primarily a result of recognition of earnings in ~~different~~ foreign jurisdictions which are generally taxed at rates lower than the Singapore statutory rate including the effect of tax holidays and tax incentives we received primarily for our subsidiaries in China, Malaysia, Israel, and Singapore of $9.8 million, $15.2 million and $22.6 million in fiscal years 2015, 2014, and 2013, respectively.  Additionally, our effective tax rate is impacted to a lesser extent by changes in our liabilities for uncertain tax positions of $29.7 million, $(2.2) million and $15.3 million and changes in our valuation allowance on deferred tax assets of $2.5 million, $26.8 million and $68.6 million in fiscal years 2015, 2014, and 2013, respectively.  ~~operating loss carry forwards, income tax credits, previously established valuation allowances for deferred tax assets, liabilities for uncertain tax positions, as well as because of the effect of certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, and Singapore~~. We generate most of our revenues and profits from operations outside of Singapore.

Notes to Consolidated Financial Statements

Note 12.  Commitments and Contingencies

Litigation and other legal matters, page 92

6.                                      We note that you are unable to determine the likelihood of an unfavorable outcome of the assessments against your Brazilian subsidiary related to certain sales and import taxes and that you are unable to reasonably estimate a range of loss.  Please tell us whether there is a reasonable possibility that a loss or a loss in addition to amounts accrued has been incurred for these assessments, and clarify for us whether the assessments contain a specific amount of alleged taxes owed.  Also, tell us your consideration of disclosing an estimate of reasonably possible loss or range of loss in your financial statements or providing a statement that such an estimate cannot be made.  Please refer to ASC 450-20-50-4(b).

Company Response:

The Company respectfully advises the Staff that, as of March 31, 2015, there was a reasonable possibility (within the meaning of ASC 450-20-20) that a loss or a loss in

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addition to amounts accrued had been incurred for the Brazilian sales and import tax assessment relating to nine months of calendar year 2010.  The specific amount of alleged taxes owed is 50 million Brazilian reals (approximately $15.4 million based on the exchange rate as of March 31, 2015) plus interest.  Based on advice from advisors in Brazil, as disclosed in Note 12 to the Consolidated Financial Statements, the Company does not believe that there is any legal basis for the alleged liabilities and believes that an unfavorable outcome is unlikely, although not remote due to the complexities and uncertainty surrounding the administrative review and judicial processes in Brazil and the nature of the claims.  For these same reasons, the Company disclosed that it is unable to reasonably estimate a range of loss, if any, because there is no reasonably possible range of loss between $0.00 and the full amount assessed that is more likely than those two ends of the range.  In future filings, the Company will disclose the specific amount of alleged taxes owed plus interest and update the disclosure for any changes in facts or circumstances as appropriate under ASC 450-20.

A pro-forma example of what the Company’s 2015 10-K disclosure would have looked like and modifications which will be made in future filings is as follows (strikethrough represents deleted text and underline represents added text):

During the fourth quarter of fiscal 2014, one of our Brazilian subsidiaries received an assessment for certain sales and import taxes. The tax assessment notice is for nine months of calendar year 2010 for an alleged amount of 50.0 million Brazilian reals (approximately $15.4 million based on the exchange rate as of March 31, 2015) plus interest. This assessment is in the second stage of the review process at the administrative level, and we plan to continue to vigorously oppose it as well as any future assessments. We are, however, unable to determine the likelihood of an unfavorable outcome of these assessments against our Brazilian subsidiary. While we believe there is no legal basis for the alleged liabilities, due to the complexities and uncertainty surrounding the administrative-review and judicial processes in Brazil and the nature of the claims, we are unable to reasonably estimate a range of loss for this assessment or any future assessments that are reasonably possible, ~~if any~~. We do not expect final judicial determination on these ~~claims~~ matters for several years.

Note 13. Income Taxes, page 93

7.                                      We note from your disclosure on page 47 that during fiscal 2015, you eliminated valuation allowances totaling $55 million. We further note from your rate reconciliation on page 94 that the change in valuation allowance had a minimal impact on your effective tax rate. Tell us how the release of the valuation allowance impacted your effective tax rate. To the extent that its impact was offset by various other factors affecting the valuation allowance, please provide us with a breakdown and explanation of the individual components.

Company Response:

The Company respectfully advises the Staff that as noted in the response to the Staff’s comment #3 above, the valuation allowance release of $55.0 million was associated with

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various entities in multiple jurisdictions primarily related to increased historical and expected taxable income in such entities.  These valuation allowance releases were offset by other current period valuation allowance movements of $57.5 million primarily related to (i) current period valuation allowance additions due to increased deferred tax assets primarily related to current period losses in legal entities with existing full valuation allowance positions, and to a lesser extent (ii) current period changes in valuation allowance positions due to increased negative evidence during the period in legal entities which did not previously have a valuation allowance recorded.  The net impact of these changes in the Company’s valuation allowance positions were insignificant to the Company’s consolidated effective tax rate during fiscal 2015.

With respect to the legal entities in the first group, the Company has maintained a valuation allowance on the related deferred tax assets of these entities due to on-going current and historical losses in these entities and therefore any currently generated losses in these entities result in net operating loss carryforward deferred tax assets which are not more likely than not to be realized in future periods resulting in increased valuation allowance positions.  With respect to the legal entities in the second group, consistent with the assessment performed as noted in the response to comment #3 above, the Company evaluated the positive and negative evidence regarding the realizability of the deferred tax assets of these entities and concluded that cumulative losses generated in recent years combined with forecasted losses provided persuasive negative evidence that it was not more likely than not that the deferred tax assets would be realized.

Note that the Company performs this analysis on a legal entity basis by tax jurisdiction which could result in different conclusions with respect to the realizability of deferred tax assets for different legal entities within the same tax jurisdiction.

The following table provides a breakdown and explanation of the individual components by jurisdiction as requested by the Staff (in millions):

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Valuation allowance release (detail per reponse to Question #3):		$(55.0)

Increase in valuation allowance primarily related to increases in deferred tax assets for current period losses in legal entities with existing valuation allowance positions:
China	$22.7
Luxembourg	6.5
US	6.5
Ukraine	6.1
Brazil	2.4
Germany	2.3
Netherlands	2.1
Various other jurisdictions	3.2
		51.8

Current period establishment of a valuation allowance due to increased negative evidence primarily due to cumulative losses in recent years:
China	3.0
Brazil	1.8
Canada	$0.9
		5.7

Net change in valuation allowance per rate reconcilation:		$2.5

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7718.

Very truly yours,

/s/ Christopher Collier

Christopher Collier
Chief Financial Officer

cc:        Jonathan S. Hoak, Flextronics International Ltd.
Susan Marsch, Flextronics International Ltd.

David P. Bennett, Flextronics International Ltd.

Brian Baer, Deloitte & Touche LLP

Jeffrey N. Ostrager, Curtis, Mallet-Prevost, Colt & Mosle LLP

Rebekah Lindsey, Securities and Exchange Commission

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